Filed Pursuant to Rule 433
Registration No. 333-236595
November 15, 2021
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated November 15, 2021)

Issuer:	Alabama Power Company
Security:	Series 2021B 3.00% Senior Notes due March 15, 2052
Expected Ratings:*	A1(Stable)/A-(Stable)/A+(Stable) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$700,000,000
Initial Public Offering Price:	99.824%
Maturity Date:	March 15, 2052
Benchmark Treasury:	2.00% due August 15, 2051
Benchmark Treasury Yield:	2.009%
Spread to Treasury:	+100 basis points	0
Re-offer Yield:	3.009%
Optional Redemption:
Make-Whole Call:	Prior to September 15, 2051 at T+15 basis points
Par Call:	On or after September 15, 2051 at 100%
Coupon:	3.00%
Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2022
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	010392 FW3/US010392FW36
Trade Date:	November 15, 2021
Expected Settlement Date:	November 18, 2021 (T+3)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Mizuho Securities USA LLC PNC Capital Markets LLC Truist Securities, Inc. Wells Fargo Securities, LLC
Co-Managers:	Regions Securities LLC
BMO Capital Markets Corp.
FHN Financial Securities Corp.
Huntington Securities, Inc.
Drexel Hamilton, LLC
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Mizuho Securities USA LLC toll free at 1-866-271-7403, PNC Capital Markets LLC toll free at 1-855-881-0697, Truist Securities, Inc. toll free at 1-800-685-4786 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.